Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For The Six Months Ended June 30,
	2009	2008
Earnings
Net Income	$86.8	$50.6
Income from equity investees	(51.8)	(22.2)
Net income before income from equity investees	35.0	28.4

Fixed charges	10.6	10.2
Distributed income of equity investees	54.4	16.8
Allowance for funds used during construction	(0.2)	(0.2)
Total earnings available for fixed charges	$99.8	$55.2

Fixed charges
Interest and debt expense	$10.6	$10.2

Ratio of earnings to fixed charges	9.4	5.4

For purposes of computing these ratios, earnings means net income before:
    - income from equity investees, adjusted to reflect actual distributions from equity investments; and
    - fixed charges;
less

    - allowance for funds used during construction.

Fixed charges means the sum of the following:

    - interest costs;
    - amortization of debt costs; and
    - that portion of rental expense which we believe represents an interest factor, which was not material for the six months ended
      June 30, 2009 and 2008.